October 10, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	High Roller Technologies, Inc. (“Company”) Registration Statement on Form S-1 (File No. 333-276176) (the “Registration Statement”)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on October 8, 2024, in which we, ThinkEquity LLC, as representative of the underwriters of the offering, joined the Company’s request for acceleration of the effective date of the above-referenced Registration Statement. The Company is now requesting that such Registration Statement be declared effective on Tuesday, October 15, 2024, at 5:00 p.m., ET, or as soon thereafter as practicable, and we hereby formally withdraw our previous request for acceleration and join in the Company’s revised request for acceleration of the effective date.

Very truly yours,

THINKEQUITY LLC

By:	/s/ Kevin Mangan
Name: Kevin Mangan
Title: Managing Director, Head of Equity Syndicate